BC FORM 51-102F3
SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1:	NAME AND ADDRESS OF COMPANY

ENERGY METALS CORPORATION
1238 – 200 Granville Street
Vancouver, BC V6C 1S4

Item 2:	DATE OF MATERIAL CHANGE

August 15, 2006

Item 3:	NEWS RELEASE

August 15, 2006 through the facilities of the Toronto Stock Exchange.

Item 4:	SUMMARY OF MATERIAL CHANGE

The Company announced that they entered into a letter of intent (the “LOI”), which provides for the business combination of Energy Metals and High Plains, a subscription by the Company for a minimum of CAD$6,000,000 and a maximum of CAD$8,000,000 of convertible secured debentures of High Plains and a joint venture option agreement between the Company and High Plains in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in Wyoming. The completion of the transactions contemplated by the LOI are subject to a number of conditions, including entering into formal binding agreements.

The LOI contemplates that the Company and High Plains will complete a business combination by way of share exchange at a deemed value of CAD$1.15 per High Plains common share, provided that the number of High Plains common shares in exchange for each of the Company’s common share shall not be less than 4.5 or greater than 6.2 High Plains common shares For purposes of calculating the Share Exchange Ratio, the Company’s common shares will be attributed a value equal to the volume-weighted average trading price on the 20 trading days prior to the close of the Business Combination. It is expected that the Business Combination will occur by way of a take-over bid, plan of arrangement or amalgamation subject to review of tax, accounting, corporate and US and Canadian securities law issues. Assuming satisfactory completion of a 40-day mutual due diligence period commencing today, the Business Combination will be subject to completion of a definitive agreement, receipt of regulatory approval and, if applicable, shareholder approval of the Issuer and High Plains.

The LOI also contemplates that the Company will subscribe for an aggregate principal amount of a minimum of CAD$6,000,000 and a maximum of CAD$8,000,000 of convertible secured debentures (the "Debentures") of High Plains (the "CD Financing"). The Debentures will not be transferable, will have a 36 month term and will pay interest semi-annually. Interest will be set at 5.00% per annum for the first six months after the issue date and the WSJ Prime Rate +3% thereafter. Interest will be payable in cash or common shares of High Plains, at its option (based on the 20-day VWAP of High Plains' common shares) in respect of the first six months of the term and thereafter in cash. The Debentures will be convertible at the option of Energy Metals at any time six months after the issue date at a conversion price of CAD$0.93 per High Plains common share.

High Plains will not have the right to repay the principal amount before the maturity of the Debentures. At any time 12 months after the issue date, the Company will have a right, on 60-days notice to High Plains, to call the principal amount outstanding on the Debentures as well as any accrued and unpaid interest. The CD Financing is not contingent on closing of the Business Combination and is expected to close by no later than August 29, 2006. The CD Financing is subject to board and regulatory approval.

Item 5:	FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

Item 6:	RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUCTION 51-102

N/A

Item 7:	OMITTED INFORMATION

N/A

Item 8:	EXECUTIVE OFFICER

Paul Matysek – President & Director Tel: 604-684-9007

Item 9:	DATE OF REPORT

Dated at Vancouver, B.C. this 15th day of August, 2006.

“Paul Matysek”
___________________________________
PAUL MATYSEK, President & Director

Energy Metals Corporation and High Plains Uranium, Inc.
Enter into Letter of Intent to Complete Business Combination,
Private Placement and Joint Venture Option Arrangement

Vancouver, British Columbia and Cheyenne, Wyoming, August 15, 2006 - Energy Metals Corporation (TSX: EMC) ("Energy Metals") and High Plains Uranium, Inc. (TSX:HPU) ("High Plains") are pleased to announce that today they have entered into a letter of intent (the “LOI”), which, among other things, provides for the business combination of Energy Metals and High Plains, a subscription by Energy Metals for a minimum of CAD$6,000,000 and a maximum of CAD$8,000,000 of convertible secured debentures of High Plains and a joint venture option agreement between Energy Metals and High Plains in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in Wyoming. The completion of the transactions contemplated by the LOI are subject to a number of conditions, including entering into formal binding agreements, and there can be no assurance that these proposed transactions will be completed as proposed or at all.

Business Combination

The LOI contemplates that Energy Metals and High Plains will complete a business combination (the "Business Combination") by way of share exchange at a deemed value of CAD$1.15 per High Plains common share, provided that the number of High Plains common shares in exchange for each Energy Metals common share shall not be less than 4.5 or greater than 6.2 High Plains common shares (the “Share Exchange Ratio”). For purposes of calculating the Share Exchange Ratio, Energy Metals' common shares will be attributed a value equal to the volume-weighted average trading price (the "VWAP") on the 20 trading days prior to the close of the Business Combination. It is expected that the Business Combination will occur by way of a take-over bid, plan of arrangement or amalgamation subject to review of tax, accounting, corporate and US and Canadian securities law issues. Assuming satisfactory completion of a 40-day mutual due diligence period commencing today, the Business Combination will be subject to completion of a definitive agreement, receipt of regulatory approval and, if applicable, shareholder approval of Energy Metals and High Plains.

Assuming a successful business combination, the resulting issuer will have increased its already substantial Wyoming property position from over 105,000 acres to in excess of 165,000 acres. The Texas acreage will more than double EMC’s existing position from just under 10,000 acres to 20,000 acres. The High Plains project portfolio includes property positions covering known areas of uranium mineralization in all four of the principal uranium basins in Wyoming, including 2 properties in the Gas Hills, 5 properties in the Great Divide Basin, 1 property in the Shirley Basin as well as 6 properties in the only currently producing basin in the state, the Powder River Basin. The combined entity will have consolidated its property holdings in the Southern Powder River Basin while significantly adding to its dominant position within the Northern Powder River Basin of Wyoming. A combined property map appears on the companies’ websites at www.energymetalscorp.com and www.hpur.com.

Several significant projects with known uranium mineralization will be added from HPU’s Texas portfolio of projects including the Sejita, Cadena, Seagar-Salvo, and Swinney Switch properties. All of these properties lie within approximately 100 miles or less from EMC’s licensed Hobson Central Processing Plant which is currently undergoing rehabilitation and modernization.

High Plains will be continuing its aggressive work program at the Allemand Ross project in the Powder River Basin. The current work program consists of a drilling program in conjunction with a broad program of data collection in preparation of an Application for a Permit to Mine from the WDEQ. The data will also be incorporated in High Plains’ application for a Source Materials License from the Nuclear Regulatory Commission (NRC). The broad program of data collection includes baseline studies for vegetation, wildlife, and wetlands; cultural and paleontological; climatology and air quality, as well as surface and groundwater hydrology investigations. The drilling program will facilitate the installation of 20 regional baseline monitoring wells and 10 aquifer pump test wells. A series of pump tests will then be conducted for aquifer characterization. At the same time a regimen of groundwater sampling from the regional baseline monitoring wells will be initiated, with the goal of establishing pre-mining baseline groundwater quality. The drilling program will also include approximately 25 delineation holes in the area of deposit where first production is planned. High Plains anticipates submission of the WDEQ Application for a Permit to Mine and NRC Source Materials License to be in the third quarter of 2007.

Based on the drilling and programs discussed above, High Plains expects to spend approximately $1.6 million at Allemand-Ross during the remainder of 2006.

The Allemand-Ross project hosts a series of roll-front type uranium deposits amenable to In-Situ Leaching (ISL) technology, with in-place resources of 1.39 million pounds indicated plus 6.58 million pounds inferred, with average grades ranging from 0.16% to 0.32% U3O8 (High Plains news release dated July 20, 2006).1

In addition, the resulting Energy Metals Corporation will be seeking to integrate a significant portion of the current accomplished High Plains staff into their already existing, industry leading, technically experienced staff led by Dr. Dennis Stover, Chief Operating Officer of Energy Metals.

CAD$8,000,000 Convertible Debenture Financing

The LOI also contemplates that Energy Metals will subscribe for an aggregate principal amount of a minimum of CAD$6,000,000 and a maximum of CAD$8,000,000 of convertible secured debentures (the "Debentures") of High Plains (the "CD Financing"). The Debentures will not be transferable, will have a 36 month term and will pay interest semi-annually. Interest will be set at 5.00% per annum for the first six months after the issue date and the WSJ Prime Rate +3% thereafter. Interest will be payable in cash or common shares of High Plains, at its option (based on the 20-day VWAP of High Plains' common shares) in respect of the first six months of the term and thereafter in cash. The Debentures will be convertible at the option of Energy Metals at any time six months after the issue date at a conversion price of CAD$0.93 per High Plains common share. High Plains will not have the right to repay the principal amount before the maturity of the Debentures. At any time 12 months after the issue date, Energy Metals will have a right, on 60-days notice to High Plains, to call the principal amount outstanding on the Debentures as well as any accrued and unpaid interest. The CD Financing is not contingent on closing of the Business Combination and is expected to close by no later than August 29, 2006. The CD Financing is subject to board and regulatory approval.

Joint Venture Option Agreement

The LOI also contemplates that Energy Metals and High Plains will enter into a joint venture option agreement (the "JV Option Agreement") in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in the State of Wyoming (the "Subject Properties"). For the six-month period following August 14, 2006 (the "First Option Period"), EMC will make all federal claim filing fees in respect of the Subject Properties. For the 30 month period following the end of the First Option Period (the "Second Option Period"), EMC shall spend US$2,000,000 in respect of exploration and development of each Subject Property or, in the alternative pay all or a portion of that amount to HPU. Failure by EMC to make the payment required during the First Option Period or to provide the funding required during the Second Option Period will result in the termination of the JV Option Agreement as it applies to the Subject Property for which such payment or expenditure had not been made. Upon EMC completing all of its obligations in respect of a Subject Property during the First Option Period and the Second Option Period, EMC and HPU will enter into a joint venture agreement, resulting in EMC having a 51% interest and HPU a 49% interest in respect of such Subject Property. In addition, EMC will contribute to such joint venture(s), interests it controls in certain pre-determined adjacent properties to the Subject Properties and certain pre-determined data on the Subject Properties, in each case as agreed to by HPU and EMC.

"This business combination is another key step in maintaining Energy Metals' leading position in the United States of controlling near-term production, low capital cost uranium assets and scarce uranium exploration, development and mining expertise," said Paul Matysek, President and CEO of Energy Metals, "with the addition of the High Plains property positions in both Texas and Wyoming, Energy Metals has added not only additional resources and exploration projects through its intended and announced joint ventures with Energy Fuels Inc. (EFX-TSXV High Plains Press Release June 1, 2006) and New Horizon Uranium Corporation and Canyon Resources Corporation (CAU-AMEX HPU HPU Press Release June 20, 2006), but the likelihood of meaningfully increasing its already dominant technical talent pool which has more than 180 man years of ISR (in-situ recovery) production experience."

"We are very pleased to be in a position to present this unique opportunity to the shareholders of High Plains," said Tom Parker, President and CEO of High Plains, "in addition to significant land and data synergies between High Plains and Energy Metals, made possible through the utilization of Energy Metals' extensive database, the combined technical team has broad In Situ uranium experience and will help the resulting company continue on its unprecedented course of growth to becoming a significant uranium producer in a short period of time advancing the 43-101 status of our many properties as well as continuing the aggressive pursuit of production at Allemand Ross”

Completion of the Business Combination, CD Financing and JV Option Agreement are subject to a number of conditions, including, but not limited to, completion of due diligence, entering into of formal binding agreements and receipt of all required regulatory and board and shareholder approvals. There can be no assurance that the proposed transactions set out in the LOI will be completed as proposed or at all.

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Energy Metals Corporation

Energy Metals Corporation is a TSX listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palanaga uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an

anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

High Plains Uranium, Inc.

High Plains Uranium, Inc. is a TSX listed Canadian company engaged in the acquisition and exploration of previously explored uranium properties, focusing on the States of Wyoming and Texas. Its goal is to become a uranium producer at the earliest possible opportunity utilizing in-situ leach mining technology. Since its establishment, High Plains has been assembling a seasoned management team to identify, acquire and cultivate strategic acquisitions.

Notes:

1The Allemand Ross Project consists of interests in two separate property groups (the Sand Draw Property and the Bear Creek Property) collectively known as Allemand Ross. Exploration work conducted by Continental Oil Company and Power Reactor and Nuclear Fuel Development Corporation in the early 1970s and 1980s on the Allemand Ross Project estimated that the Sand Draw Property contained approximately 970,000 pounds of recoverable uranium in the "indicated resource" category (214,000 short tons at 0.32%U3O8 grade) and approximately 3,790,000 pounds of recoverable uranium in the "inferred resource" category (1,400,000 short tons at 0.19%U3O8 grade) and that the Bear Creek Property contained approximately 827,700 pounds of recoverable uranium in the "inferred" resource category (361,300 short tons at 0.16%U3O8 grade). These estimates provided are historical. No mineral reserve or mineral resource estimates have been prepared by High Plains. The classification categories in these estimates used internal nomenclature that was not based upon the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines (the "CIM Guidelines") adopted by the CIM Council on August 20,2000, as the estimates were prepared prior to the implementation of the CIM Guidelines. Management of High Plains has reviewed the methodology and data that was used in the preparation of these estimates and considers that the internal classification categories employed generally comply with the CIM Guidelines in effect today. Management of High Plains considers that these estimates are of sufficient reliability to provide an order-of-magnitude estimate of the amount of uranium recoverable from these mineralized deposits and is of sufficient quality to form the basis for further work. As at the date hereof, High Plains is not in possession of any more recent estimates or data on the Bear Creek property or the Sand Draw property.

Qualified Persons: Frank Ludeman, CPG, (American Institute of Professional Geologists, CPG-01759) a qualified person as defined by National Instrument 43-101, has reviewed this news release for Energy Metals and is responsible for its content as it relates to Energy Metals. Tom Parker, a qualified person as defined by National Instrument 43-101, has reviewed this news release for High Plains and is responsible for its content as it relates to High Plains.

Forward Looking Statements: This news release contains forward-looking statements; these statements relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Energy Metals and High Plains. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in this news release. These forward-looking statements are made as of the date hereof and Energy Metals and High Plains do not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:

Paul Matysek, CEO and President Energy Metals Corporation Tel: (604) 684 – 9007 Email: pm@energymetalscorp.com	Thomas Parker, CEO and President High Plains Uranium, Inc. Tel: (307) 433 – 8708 Email: tparker@hpur.com
Bill Sheriff, Director and Executive Vice President Energy Metals Corporation Tel: (972) 333 – 2214 Email: wms@energymetalscorp.com	Bobby Cooper, Chairman High Plains Uranium, Inc. Tel: (307) 433-8708